EXHIBIT 99.22
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                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JULY 21, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES CASH DISTRIBUTION OF
$0.11 PER UNIT FOR JULY 2003
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CALGARY, JULY 21, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces that it has declared a Unitholder distribution of $0.11 per Unit for the month of July 2003. The distribution will be paid on August 15, 2003, to Unitholders of record on July 31, 2003 with the ex-distribution date being July 29, 2003. The July 2003 distribution is lower than the $0.12 per Unit declared in June 2003 as a result of the current softening in natural gas prices which have decreased by 15% over the last month. While still very strong, Viking's overall realized Canadian commodity prices have also been, as expected, negatively impacted by the resurgence of the Canadian dollar.

The declared distribution of $0.11 is in line with our previously disclosed forecast. Including this amount, distributions declared to date in 2003 will be $0.81 per Unit, and the trailing twelve-month distributions will be $1.31 per Unit.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 88,992,137 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com